SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2008
(Rio de Janeiro – August 11, 2008) – PETRÓLEO BRASILEIRO S.A. – Petrobras announced today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting principles in Brazil (BR GAAP).

Consolidated net income in the 2Q-2008 was a record R$ 8,783 million, up 29% versus the comparable period for 2007.
The result was due primarily to increases in the sales prices for oil and oil products, as well as increasing production of oil and gas in Brazil. Crude oil prices in particular increased substantially during the period, with Brent averaging US$ 121 per barrel in the 2Q-2008 versus US$ 69 in the 2Q-2007. As a result of rising crude oil prices, refining margins were substantially reduced during the quarter, in Brazil as well as internationally.

In the 1H-2008, consolidated net income increase by 44% year-on-year, as a result of the upturn in average oil and oil product sale prices, higher sales volume and the non-recurring pension plan expenses in 2007.

Operating cash flow (EBITDA) increased by 27% over the 2Q-2007 and by 31% over the previous quarter, generating resources to fund the Company’s investment program while reducing debt.

The EBITDA margin of 33% remained flat year-on-year, but widened by 3 p.p. when compared to the prior quarter. Higher prices and volumes for oil and oil products, and increased production, as well as initiatives to reduce operating expenses (which remained stable versus the 2Q-2007 and fell by 3% versus the prior quarter) contributed to the improved margin.

Nevertheless, higher oil prices continue to create generalized cost pressures within the industry, and led to higher production taxes, which jumped 74% year-on-year and 27% quarter-over-quarter.

Average oil and gas production increased by 4% year-on-year due to the start-up of FPSO-Cidade do Rio de Janeiro (Espadarte), FPSO-Cidade de Vitória (Golfinho) and the P-52 and P-54 platforms (Roncador). The introduction of these units more than offset the decline in output from existing systems and fields. By the end of the year, 3 major new systems are scheduled for start-up in the Jabuti, Marlim Sul and Marlim Leste fields, adding production capacity of 460,000 barrels/day.

This document is divided into five topics:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	05	Financial Statements	34
Operating Performance	10
Financial Statements	23
Appendices	31

PETROBRAS SYSTEM

Capital expenditures on a fully consolidated basis totaled R$ 20,899 million in the 1H-2008, 6% higher than the first half of 2007. The largest share of investment spending was allocated to boosting future oil and gas production capacity in Brazil.

The Added Value within Petrobras was 24% higher than in the 2Q-2007 and 17% more than in the 1Q-2008. The largest percentage increase in the Added Value went to shareholders, with an increase of 30% year-on-year.

PETROBRAS SYSTEM

Statement by the CEO, José Sergio Gabrielli de Azevedo

Dear shareholders and investors,

It gives me great satisfaction to announce second-quarter net income of R$ 8.8 billion, an increase of 29% year-on-year and an all-time quarterly record for the Company. In the year-on-year comparison for the first half of the year, income growth was an even more impressive 44%.

Cash flow measured by EBITDA totaled R$ 18.1 billion during the second quarter and R$ 32.0 billion in the first half. Our robust cash flow enabled us to fund our capital expenditures, which totaled R$ 20.9 billion in the first six months of the year, with internally generated capital.

These excellent results were fueled by the increase in international oil prices, higher oil and gas production, and the increase in gasoline and diesel prices implemented in Brazil in May.

With demand-side pressure and restrictions on supply, oil prices rose from an average US$ 70 per barrel in the second quarter of 2007 to US$ 121 in the second quarter of 2008. If, on the one hand, this meant more revenue for the Company, on the other it generated substantial cost pressure, underlining the need for continual efforts to manage our resources more efficiently.

For our production in Brazil, the operational start-up of the FPSO-Cidade de Vitória, in the Golfinho field, the FPSO-Cidade do Rio de Janeiro, in the Espadarte field, and the P-52 and P-54 platforms, in the Roncador field, not only offset natural declines in output, but also contributed to the 4% increase in total production volume. Growth should become even more vigorous, with the start-up of P-51 (Marlim Sul), P-53 (Marlim Leste) and FPSO-Cidade de Niteroi (Jabuti).

During the second quarter, domestic sales of oil products and natural gas increased by 8% year-on-year, due to more robust economic activity, especially in the agribusiness and tourism sectors, exemplified by the substantial increase in jet fuel and diesel. Natural gas increased by 34% primarily as a result of higher volumes available for sale.

The quarter was also marked by several new discoveries, such as light oil in shallow-water in the southern portion of the Santos Basin where we found oil of 36o API in block BMS-40. Abroad, we discovered oil in the Gulf of Mexico, WR-508 block, Walker Ridge quadrant (operated by Shell), where we have 25% WI, underlining our renowned global capacity for ultra-deep-water exploration.

I would also like to draw your attention to the creation of the Pre-salt Executive Department, which will play a vital part in researching and organizing the exploration of this new frontier, regarded as one of the most important oil and gas discoveries of the last 30 years. One of its first tasks will be to plan and execute the long-duration test in the Tupi field at the beginning of 2009, followed by pilot production in 2010. It is worth noting an important milestone that will occur shortly, when we initiate production of the first pre-salt well in the Jubarte field in the Espírito Santo Basin.

PETROBRAS SYSTEM

The scheduled investments in refineries and vertical integration of the production chain are designed to add value to our oil, generating higher revenue from domestic and international sales. Aiming to capture synergies, we are investing in modernizing and expanding our current refineries, such as Abreu Lima, in Pernambuco, and greenfield projects, such as the Premium I and II facilities, in Brazil’s Northeast.

We continued to consolidate our petrochemical assets, a process we began at the end of 2007, helping us prepare for a global scenario marked by fiercer competition and the growing integration of assets.

All of these measures are, of necessity, underpinned by a deep sense of social and environmental responsibility. Income generation programs, biofuel production incentives and marine life protection initiatives are based on the conviction that the Company will play a vital role in promoting responsible development over the long term.

Our new subsidiary created specifically to manage our bio-fuels business will be fully up and running in the near future. Numerous studies have consistently demonstrated that ethanol derived from sugarcane has a series of competitive advantages versus other sources of ethanol, and that castor-oil-based biodiesel production can be an important contributor to social inclusion.

In order to achieve our objectives, investments in human resources and infrastructure are essential. With this in mind, Petrobras continues to fully support the National Oil and Gas Industry Mobilization Program (PROMINP), which will plays an important role in structuring Brazil’s oil and gas industry. Their initiatives lend support to and sustain the future needs of the Company, such as the recently announced commissioning of drilling ships, platforms, drilling units and other facilities. This in turn will contribute to preparing us for the future challenges we face in an increasingly dynamic and competitive scenario as we purse our many opportunities.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated first-half net income of R$ 15,708 million, 44% higher than in the 1H-2007.

R$ million
	2nd Quarter					First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

59,158	67,014	53,633	25	Gross Operating Revenues	126,172	103,760	22
46,892	54,570	41,798	31	Net Operating Revenues	101,462	80,692	26
11,344	15,502	11,614	33	Operating Profit (1)	26,846	20,181	33
(400)	(1,802)	(1,135)	59	Financial Result	(2,202)	(2,070)	6
6,925	8,783	6,800	29	Net Income	15,708	10,931	44
1.58	1.00	1.55	(35)	Net Income per Share	1.79	2.49	(28)
364,372	457,401	244,659	87	Market Value (Parent Company)	457,401	244,659	87
37	39	41	(2)	Gross Margin (%)	38	40	(2)
24	28	28	-	Operating Margin (%)	26	25	1
15	16	16	-	Net Margin (%)	15	14	1
13,876	18,131	14,269	27	EBITDA – R$ million(2)	32,007	25,247	27

				Financial and Economic Indicators

97	121	69	77	Brent (US$/bbl)	109	63	73
1.74	1.66	1.98	(17)	US Dollar Average Price - Sale (R$)	1.70	2.05	(17)
1.75	1.59	1.93	(17)	US Dollar Last Price - Sale (R$)	1.59	1.93	(17)

(1)	Operating income before financial result, equity balance and taxes.
(2)	Operating income before financial result, equity balance and depreciation/amortization.

	2nd Quarter				First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

10,956	13,557	10,376	31	Operating Income as per Brazilian Corporate Law	24,513	17,924	37
400	1,802	1,135	59	(-) Financial Result	2,202	2,070	6
(12)	143	103	39	(-) Equity Income Result	131	187	(30)

11,344	15,502	11,614	33	Operating Profit	26,846	20,181	33
2,532	2,629	2,655	(1)	Depreciation / Amortization	5,161	5,066	2

13,876	18,131	14,269	27	EBITDA	32,007	25,247	27

30	33	34	(1)	EBITDA Margin (%)	32	31	1

The behavior of the main components of consolidated net income, in relation to the 1H-2007, was as follows:

  A R$ 5,980 million increase in gross profit:

	R$ million
	Changes 1H-2008 X 1H-2007
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market: - volumes sold	3,724	(2,452)	1,272
- domestic prices	7,923	-	7,923
. International Market: - export volumes	(575)	191	(384)
- export price	5,787	-	5,787
. Increase in expenses:(*)	-	(10,505)	(10,505)
. Increase in profitability of distribution segment	257	-	257
. Increase in profitability of trading operations	4,053	(3,390)	663
. Increase in international sales	1,799	(1,271)	528
. FX effect on controlled companies abroad	(1,979)	1,647	(332)
. Others	(219)	990	771

	20,770	(14,790)	5,980

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas (1)	(6,433)
- domestic Government Take	(2,074)
- generation and purchase of energy for commercialization	(1,344)
- non-oil products, including alcohol, biodiesel and other	(497)
- transportation: maritime and pipelines (2)	(280)
- materials, services and depreciation	(100)
- salaries, benefits and charges	29
- third-party services	194

(10,505)

(1) CIF Values.
(2) Expenditures on cabotage, terminals and pipelines

  A R$ 685 million reduction in operating expenses, notably:

• Tax expenses (R$ 347 million), due to the elimination of the CPMF financial transaction tax as of January/08, offset by the increase in the IOF financial operations tax rate in the same month;

• Other operating expenses (R$ 945 million), especially from the non-recurring expenses with the Petros Plan (R$ 1,050 million) and the bonus associated with the new jobs and salaries plan (R$ 123 million) in 2007, partially offset by contractual fines related to natural gas supply (R$ 295 million);

Offset by the following expenses:

• Selling expenses (R$ 457 million), due to higher sales volume and freight costs (R$ 214 million), the increase in provisions for doubtful credits (R$ 74 million);

• Exploration costs (R$ 233 million), from the write-off of dry and uneconomically wells in Brazil (R$ 528 million), offset by the reduction in seismic costs abroad (R$ 294 million);

• General and administrative expenses (R$ 130 million), due to the increase in the workforce, the 2007/08 collective bargaining agreement, the new jobs and salaries plan and the 2007 advancement and promotion plan.

  An increase in the non-operating result (R$ 350 million), due to gains from the change in holdings provoked by the Quattor’s corporate restructuring (R$ 409 million).

  Increase in income tax and social contributions (R$ 2,392 million), due, among other factors, to the tax benefits of interest on own capital accrued in 2007 (R$ 746 million).

Net income in the 2Q-2008 totaled R$ 8,783 million, 27% up on the R$ 6,925 million posted in the 1Q-2008 due to the factors listed below:

  A R$ 3,985 million growth in gross profit:

	R$ million
	Changes 2Q-2008 X 1Q-2008
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market: - volumes sold	1,856	(1,319)	537
- domestic prices	2,337	-	2,337
. International Market: - export volumes	1,243	(600)	643
- export price	1,957	-	1,957
. Increase in expenses:(*)	-	(1,479)	(1,479)
. Increase in profitability of distribution segment	59	-	59
. Increase in profitability of trading operations	502	(627)	(125)
. Increase in international sales	1,527	(1,014)	513
. FX effect on controlled companies abroad	(1,415)	1,257	(158)
. Others	(388)	89	(299)

	7,678	(3,693)	3,985

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas (1)	(1,543)
- domestic Government Take	(622)
- non-oil products, including alcohol, biodiesel and other	(303)
- transportation: maritime and pipelines (2)	36
- materials, services and depreciation	80
- salaries, benefits and charges	101
- generation and purchase of energy for commercialization	341
- third-party services	431

(1,479)

(1) CIF values.
(2) Expenditures on cabotage, terminals and pipelines.

•A reduction in the following operating expenses:

• Exploration costs (R$ 91 million), primarily due to the reduction in geological, geophysical and seismic costs, especially abroad (R$ 70 million).

• Other operating expenses (R$ 189 million), chiefly due to reduced costs from contractual charges and fines related to natural gas supply (R$ 211 million).

These effects were offset by the increase in selling expenses (R$ 131 million) due to the upturn in maritime freight charges.

• A negative impact on the net financial result (R$ 1,402 million), due to the impact of the higher appreciation of the Real in the 2Q-2008 on investments abroad, commercial activities and, in the International segment, through subsidiaries, the use of foreign funds to acquire E&P equipment for use in Brazil.

• Reduced holdings in relevant investments (R$ 155 million), chiefly due to greater FX losses on foreign subsidiaries’ shareholders equity.

• A positive impact on the non-operating result (R$ 425 million), primarily due to gains from the change in relevant interests in Quattor (R$ 409 million).

PETROBRAS SYSTEM	Operating Performance

Physical Indicators (*)

	2nd Quarter				First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

Exploration & Production - Thousand bpd
				Domestic Production
1,816	1,854	1,789	4	Oil and LNG	1,835	1,795	2
304	321	269	19	Natural Gas (1)	312	271	15
2,120	2,175	2,058	6	Total	2,147	2,066	4
				Consolidated - International Production
108	104	117	(11)	Oil and LNG	106	114	(7)
103	96	112	(14)	Natural Gas (1)	99	107	(7)
211	200	229	(13)	Total	205	221	(7)
14	14	16	(13)	Non Consolidated - Internacional Production (2)	14	17	(18)

225	214	245	(13)	Total International Production	219	238	(8)

2,345	2,389	2,303	4	Total production	2,366	2,304	3

(1) Does not include liquified gas and includes re-injected gas
(2)Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
351	441	410	8	Crude oil imports	396	375	6
228	167	159	5	Oil products imports	198	128	55

579	608	569	7	Import of crude oil and oil products	594	503	18

314	425	321	32	Crude oil exports	369	349	6
258	245	271	(10)	Oil products exports	252	259	(3)

572	670	592	13	Export of crude oil and oil products (3)	621	608	2

(7)	62	23	170	Net exports (imports) crude oil and oil products	27	105	(74)

194	197	157	25	Import of gas and others	195	151	29
(3) 2	6 (3)	3	100	Other exports	4(3)	2	100
1,892	2,039	2,074	(2)	Output of oil products	1,974	2,058	(4)
1,776	1,846	1,796	3	• Brazil	1,811	1,789	1
116	193	278(5)	(31)	• International	163	269(5)	(39)
2,167	2,223	2,227	-	Primary Processed Installed Capacity	2,223	2,227	-
1,986	1,942	1,986	(2)	• Brazil (4)	1,942	1,986	(2)
181	281	241(5)	17	• International	281	241(5)	17
				Use of Installed Capacity (%)
89	95	89	6	• Brazil	93	89	4
60	64	85(5)	(21)	• International	59	85	(26)
79	77	78	(1)	Domestic crude as % of total feedstock processed	78	78	-

(3) Volumes of oil and oil products exports include ongoing exports.
(4) As per ownership recognized by the ANP.
(5) Revision due to the consolidation of Bolivia refineries data until 06/25/2007 (sales' date)

Sales Volume - Thousand bpd
1,703	1,765	1,709	3	Total Oil Products	1,734	1,678	3
76	90	51	76	Alcohol, Nitrogens, Biodiesel and other	82	53	55
302	315	234	35	Natural Gas	309	230	34

2,081	2,170	1,994	9	Total domestic market	2,125	1,961	8
574	676	595	14	Exports	625	610	2
557	631	619	2	International Sales	594	637	(7)

1,131	1,307	1,214	8	Total international market	1,219	1,247	(2)

3,212	3,477	3,208	8	Total	3,344	3,208	4

Price and Cost Indicators (*)

2nd Quarter					First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

Average Oil Products Realization Prices
163.07	178.03	155.44	15	Domestic Market (R$/bbl)	170.68	153.27	11

Average sales price - US$ per bbl
				Brazil
86.13	105.46	57.04	85	Crude Oil (US$/bbl)(6)	95.89	52.42	83
37.16	39.01	36.16	8	Natural Gas (US$/bbl) (7)	38.12	34.36	11
				International
62.23	75.41	46.92(8)	61	Crude Oil (US$/bbl)	69.41	44.67 (8)	55
16.98	17.88	16.82(8)	6	Natural Gas (US$/bbl)	17.41	15.63 (8)	11

(6) Average of the exports and the internal transfer prices from E&P to Supply.

(7) Internal transfer prices from E&P to Gas & Energy.

(8) Revision of the volumes sold in Bolivia due to the new contracts of operation.

Costs - US$/barrel
				Lifting cost:
				• Brazil
8.66	9.88	7.33	35	• • without government participation	9.28	7.27	28
24.82	31.08	17.95	73	• • with government participation	27.99	17.10	64
4.01(9)	4.37	4.19	4	• International	4.19	4.05	3
				Refining cost
3.61	3.53	2.69	31	• Brazil	3.57	2.62	36
6.16	5.58	2.83(5)	97	• International	5.82	2.62 (5)	122
648	702	552	27	Corporate Overhead (US$ million) Parent Company	1,350	1,082	25

Costs - US$/barrel
				Lifting cost:
				• Brazil
15.16	16.34	14.45	13	• • without government participation	15.76	14.83	6
43.20	51.14	35.03	46	• • with government participation	47.22	34.58	37
				Refining cost
6.30	5.84	5.31	10	• Brazil	6.07	5.34	14

(9) Revision of lifting costs in Argentina.

Exploration and Production – Thousand barrels/day

Increased output from P-34 (Jubarte) and FPSO-Cidade do Rio de Janeiro (Espadarte), coupled with the start-up of FPSO-PRM (Piranema), FPSO-Cidade de Vitória (Golfinho) and the P-52 and P-54 platforms (Roncador) more than offset the natural decline in the mature fields.

Increased output from the new platforms, especially the P-52 and P-54 platforms (Roncador), which started up in the 4Q-2007, more than offset the natural decline in the mature fields.

International oil production by the consolidated companies fell due to the reduction in reservoir pressure in the United States, plus lower output from the mature fields in Argentina and Angola.

Gas production decreased due to the natural decline in the U.S. wells caused by reduced reservoir pressure.

International production was jeopardized by the 25-day strike in the Cuenca Austral field in Argentina and the diminished pressure in oil and gas reservoirs in the United States.

Refining, Transportation and Supply – thousand barrels/day

The year-on-year upturn in the first half was due to the lower number of scheduled stoppages in the distillation units and their increased reliability.

Domestic processed crude in the 2Q-2008 moved up 3% than in the 1Q-2008 due to the reduction in programmed stoppages.

Processed crude in the overseas refineries fell due to the sale of the Bolivian refineries in 2007 and the stoppages in the Argentinean and U.S. refineries, partially offset by output from the Japanese refinery acquired in April 2008.

Total processed throughput in the overseas refineries in the 2Q-2008 increased by 44% thanks to the return to normal operations of the Argentinean and U.S. refineries following the scheduled stoppages in the previous quarter, plus the volume added by the Japanese refinery acquired in April 2008.

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the lifting cost in Brazil climbed by 15% year-on-year in the 1H-2008, due to higher expenses with drilling rigs and vessels, the more robust oil industry, the higher number of programmed platform stoppages, the wage increase, the expansion of the workforce and the higher initial unit cost of the new production systems that began operations in the 4Q-2007, which will gradually come down as production moves up.

Also excluding the impact of the appreciation of the Real, the unit lifting cost in Brazil climbed by 10% quarter-over-quarter, due to preventive maintenance stoppages in the P-26 and P-33 platforms and programmed stoppages in the platforms in the Marlim and Namorado fields.

The year-on-year upturn in the first-half lifting cost was due to higher extraction costs, plus the impact of the increase in international oil prices and the higher tax on production from the new FPSO-Cidade do Rio de Janeiro, P-52 and P-54 systems.

The quarter-over-quarter increase was due to the upturn in the average Brazilian oil price used to calculate the government take, based on the international price, and the higher taxes on the Roncador Field, due to the increase in production triggered by the recently-installed platforms.

The year-on-year increase in the international lifting cost was caused by the higher price of outsourced services and the wage hike in Argentina, as well as the upturn in the price of maintenance and surveillance services in Colombia, partially offset by the reduction in transport services in the United States.

The 2Q-2008 increase over the previous three months was due to the strike in the Cuenca Austral field and the May 2008 pay rise in Argentina, plus workover activities in Colombia.

Refining Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the domestic refining cost moved up 16% year-on-year in the first half thanks to higher electricity consumption, maintenance and repair service, due to greater complexity of the existing refineries and oil industry over heated, demanding salary adjusted and higher programmed stoppages.

Also excluding the impact of the appreciation of the Real, the domestic refining cost fell 7% over the 1Q-2008 due to reduced expenses from maintenance and programmed stoppages.

The international refining cost moved up due to higher costs in the USA caused by the programmed stoppage in the Pasadena refinery, associated with the slide in processed crude volume in 2008.

The international refining cost fell over the 1Q-2008 due to the increase in the volume of processed crude, triggered by the end of the scheduled stoppages in the USA and Argentina.

Corporate Overhead – Parent Company (US$ million)

Discounting the impact of the 17% appreciation of the Real, corporate overhead moved up 8% year-on-year in the 1H-2008 (all expenditures in this area are in Reais). The increase was due to the growth in the Company’s operation and their greater complexity, leading to higher expenses from data processing, specialized technical and administrative support services, advertising, the pay rise and the upturn in the workforce.

Discounting the appreciation of the Real against the dollar, corporate overhead moved up by 4% quarter-over-quarter, chiefly due to higher expenses from technical support associated with solutions management and systemic processes and the increase in the workforce.

Sales Volume – thousand barrels/day

Domestic sales volume moved up 8% over the 1H-2007, led by diesel, aviation fuel and natural gas. The diesel increase was due to the improved performance of the economy, especially agribusiness, and the increased use of emergency diesel-driven thermo-plants, while aviation fuel sales were pushed by the expansion of tourism, leveraged by economic growth and the appreciation of the Real against the dollar. Gas sales increased by 34% due to higher sales to the thermo-plants and the increased supply of imported and domestic gas (Manati field and Espírito Santo Basin).

International sales volume fell 7% due to the programmed stoppage in the Pasadena refinery and the sale of the Bolivian refineries in 2007, partially offset by output from the Japanese refinery in the 2Q-2008.

Domestic sales volume climbed by 4% in the 2Q-2008 over the previous quarter, led by higher diesel sales due to the sugarcane harvest.

Oil and oil product exports increased 17% quarter-over-quarter due to higher oil output and the December/07 anticipation of shipments originally scheduled for January/08.

International sales recorded a 13% upturn over the 1Q-2008 due to the increase in offshore operations, the consolidation of the Japanese refinery as of the 2Q-2008, the programmed stoppages in Argentina in the 1Q-2008 and the beginning of VNG sales in Colombia as of March.

Result by Business Area R$ million (1)
	2º Quarter				First Half

1Q-2008	2008	2007	Δ%		2008	2007	Δ%

9,430	11,557	6,416	80	EXPLORATION & PRODUCTION	20,987	11,499	83
(566)	(49)	2,283	(102)	SUPPLY	(615)	4,409	(114)
(396)	237	(215)	(210)	GAS AND ENERGY	(159)	(531)	(70)
313	311	215	45	DISTRIBUTION	624	404	54
50	293	235	25	INTERNATIONAL (2)	343	(26)	(1,419)
(1,443)	(2,621)	(1,797)	46	CORPORATE	(4,064)	(4,377)	(7)
(463)	(945)	(337)	180	ELIMINATIONS	(1,408)	(447)	215

6,925	8,783	6,800	29	CONSOLIDATED NET INCOME	15,708	10,931	44

(1) Comments on the results by business area begin on page 18 and their respective financial statements on page 27.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, based on internal transfer prices established between the various areas, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The financial result is completely allocated to the corporate segment;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate segment.

The improved result was due to the increase in average domestic oil prices and the 2% upturn in daily oil and NGL production.

Part of these effects were offset by the higher government take and the increase in exploration costs, the latter due to the write-off of dry and economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 10.84/bbl in the 1H-2007 to US$ 13.25/bbl in the 1H-2008, due to the fact that heavy crude moved up less than light, together with the upturn in international transport costs.

The quarter-over-quarter improvement was due to higher average domestic oil prices and the 2% increase in daily oil and NGL production, partially offset by the higher government take.

The spread between the average domestic oil sale/transfer price and the average Brent price increased from US$ 10.77/bbl in the 1Q-2008 to US$ 15.92/bbl in the 2Q-2008, due to the fact that heavy crude moved up less than light, together with the upturn in international transport costs.

The year-on-year reduction in the Supply result in the 1H-2008 was due to higher oil acquisition/transfer costs and the increase in oil product import costs, reflecting the behavior of international prices.

These effects were partially offset by the upturn in oil product prices in Brazil and abroad.

The quarter-over-quarter improvement was due to the following factors:

  The increase in average domestic oil product prices, led by gasoline and diesel in the domestic market;
  Higher sales volume in Brazil and abroad;
  The sale, in the 2Q-2008, of inventories acquired at a lower cost in the previous quarter;
  Gains from the change in holdings provoked by the corporate restructuring of Quattor Participações (R$ 409 million).

These effects were partially offset by higher average oil acquisition/transfer costs and the increase in oil product import costs.

The year-on-year improvement in the first-half Gas and Energy result was due to the wider gas sales margin and the increase in electricity sales volume.

These effects were partially offset by contractual fines and charges related to natural gas supply (R$ 295 million).

The improved G&E result was due to the increase in electricity sales margins, higher gas prices and the reduction in contractual fines and charges related to natural gas supply (R$ 211 million).

The result was positively impacted by the 14% increase in sales volume, which helped raise the Company’s share of the fuel market from 33.8%, in the 1H-2007, to 35.2% in the 1H-2008.

The healthier sales margin was due to higher sales volume and prices, although these effects were partially offset by increased operating expenses related to third-party services and freight.

The segment recorded a 34.5% share of the national fuel distribution market, versus 35.9% in the 1Q-2008.

The upturn was caused by higher oil prices plus reduced seismic acquisition costs in Turkey, Angola, the USA and Libya, offset by lower sales margins and volume in the USA and the constitution of provisions for royalty contingencies.

The quarterly improvement in the result was due to the following factors:

  Higher oil prices, higher sales volume in Ecuador and from the beginning of operations in the Japanese refinery;
  Lower exploration costs in the USA and Nigeria;
  The constitution of provisions for royalty contingencies in the 1Q-2008.

The higher result was due to the following factors:

  The R$ 632 million reduction in expenses from the amendments to the Petros Plan regulations in 2007;

  The R$ 224 million reduction in tax expenses due to the extinction of the CPMF financial transaction tax, partially offset by the increase in the IOF financial operations tax.

The 2Q-2008 downturn was due to the negative impact of net financial expenses, as detailed on page 9, plus the impact of the negative exchange variation on offshore investments.

Consolidated Debt

	R$ million

	06.30.2008	03.31.2008	Δ %
Short-term Debt (1)	8,699	7,639	14
Long-term Debt (1)	33,256	35,674	(7)

Total	41,955	43,313	(3)
Cash and cash equivalents	11,046	11,560	(4)
Net Debt (2)	30,909	31,753	(3)
Net Debt/(Net Debt + Shareholder's Equity) (1)	19%	21%	(2)
Total Net Liabilities (1) (3)	240,420	229,746	5
Capital Structure (third parties net / total liabilities net)	46%	47%	(1)

(1) Includes debt from leasing contracts (R$ 1,202 million on June 30, 2008 and R$ 1,429 million on March 31, 2008).
(2) Total debt less cash and cash equivalents.
(3) Total liabilities net of cash/financial investments.

The net debt of the Petrobras Group on June 30, 2008, was 3% less than the amount recorded on March 31, 2008, due to the appreciation of the Real.

The level of indebtedness, measured by the net debt/EBITDA ratio, fell from 0.57, on March 31, 2008, to 0.48 on June 30, 2008. The portion of the capital structure represented by third parties was 46%, 1 percentage point down on March 31, 2008.

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On June 30, 2008, total investments amounted to R$ 20,899 million, 6% up on the total on June 30, 2007.

R$ million
	First Half
	2008	%	2007	%	Δ %
• Own Investments	17,850	85	17,030	86	5

Exploration & Production	9,733	46	9,092	46	7
Supply	3,679	18	2,856	13	29
Gas and Energy	1,094	5	730	4	50
International	2,744	13	3,486	18	(21)
Distribution	192	1	547	3	(65)
Corporate	408	2	319	2	28

• Special Purpose Companies (SPCs)	2,519	12	2,596	13	(3)

• Projects under Negotiation	530	3	169	1	214

Total Investments	20,899	100	19,795	100	6

R$ million
	First Half
	2008	%	2007	%	Δ %
International
Exploration & Production	2,176	79	3,129	90	(30)
Supply	333	12	202	6	65
Gas and Energy	133	5	65	1	105
Distribution	9	-	26	1	(65)
Others	93	4	64	2	45

Total Investments	2,744	100	3,486	100	(21)

R$ million
	First Half
	2008	%	2007	%	Δ %
Projects Developed by SPCs
Gasene	641	25	586	22	9
CDMPI	371	15	206	8	80
PDET Off Shore	239	10	186	7	28
Codajás	523	21	-	-	-
Mexilhão	350	14	223	9	57
Marlim Leste	234	9	847	33	(72)
Malhas	161	6	342	13	(53)
Amazônia	-	-	206	8	(100)

Total Investments	2,519	100	2,596	100	(3)

In line with its strategic goals, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 103 consortiums. These ventures will require total investments of around US$ 11,068 million by the end of the current year.

PETROBRAS	Financial Statements

Income Statement – Consolidated

R$ million
	2nd Quarter			First Half

1Q-2008	2008	2007		2008	2007

59,158	67,014	53,633	Gross Operating Revenues	126,172	103,760
(12,266)	(12,444)	(11,835)	Sales Deductions	(24,710)	(23,068)

46,892	54,570	41,798	Net Operating Revenues	101,462	80,692
(29,639)	(33,332)	(24,489)	Cost of Goods Sold	(62,971)	(48,181)

17,253	21,238	17,309	Gross profit	38,491	32,511
			Operating Expenses
(1,592)	(1,723)	(1,443)	Sales	(3,315)	(2,858)
(1,565)	(1,608)	(1,498)	General and Administratives	(3,173)	(3,043)
(685)	(594)	(391)	Exploratory Cost	(1,279)	(1,046)
(417)	(373)	(428)	Research & Development	(790)	(810)
(149)	(126)	(323)	Taxes	(275)	(622)
(356)	(356)	(452)	Pension and Health Plan	(712)	(905)
(1,145)	(956)	(1,160)	Other	(2,101)	3,046

(5,909)	(5,736)	(5,695)		(11,645)	(12,330)

			Net Financial Expenses
705	381	399	Income	1,086	1,083
(814)	(836)	(768)	Expenses	(1,650)	(1,651)
(159)	(150)	73	Net Monetary Variation	(309)	(62)
(132)	(1,197)	(839)	Net Exchange Variation	(1,329)	(1,440)

(400)	(1,802)	(1,135)		(2,202)	(2,070)

(6,309)	(7,538)	(6,830)		(13,847)	(14,400)
12	(143)	(103)	Participation in Equity Income	(131)	(187)

10,956	13,557	10,376	Operating Profit	24,513	17,924
(12)	413	24	Non-operating Income (Expenses)	401	51
(3,971)	(4,557)	(3,168)	Income Tax & Social Contribution	(8,528)	(6,136)
(48)	(630)	(432)	Minority Interest	(678)	(908)

6,925	8,783	6,800	Net Income	15,708	10,931

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Balance Sheet – Consolidated

Assets	R$ million
	06.30.2008	03.31.2008

Current Assets	60,005	54,731

Cash and Cash Equivalents	11,046	11,560
Accounts Receivable	15,601	12,946
Inventories	22,999	19,395
Marketable Securities	176	268
Taxes Recoverable	7,142	7,602
Other	3,041	2,960
Non-current Assets	190,259	185,145

Long-term Assets	22,001	21,827

Petroleum & Alcohol Account	801	799
Advances to Suppliers	366	421
Marketable Securities	3,616	3,730
Deferred Taxes and Social Contribution	9,070	8,747
Advance for Pension Plan	1,347	1,336
Prepaid Expenses	1,414	1,480
Accounts Receivable	2,654	2,529
Deposits - Legal Matters	1,722	1,728
Other	1,011	1,057

Investments	7,651	7,841
Fixed Assets	152,272	146,983
Intangible	5,751	5,737
Deferred	2,584	2,757

Total Assets	250,264	239,876

Liabilities	R$ million
	06.30.2008	03.31.2008

Current Liabilities	44,539	42,338

Short-term Debt	8,301	7,199
Suppliers	16,664	14,609
Taxes and Social Contribution	11,430	10,207
Project Finance	238	147
Pension and Health Plan	879	880
Dividends	-	2,091
Salaries, Benefits and Charges	1,942	1,669
Other	5,085	5,536
Non Current Liabilities	67,191	68,729

Long-term Debt	32,452	34,685
Pension Fund	4,658	4,565
Health Plan	9,830	9,558
Deferred Taxes and Social Contribution	11,930	11,573
Other	8,321	8,348
Deferred Income	2,246	1,734
Minority interest	6,580	6,240
Shareholders’ Equity	129,708	120,835

Capital Stock	78,967	52,644
Reserves	35,033	61,266
Net Income	15,708	6,925

Total Liabilities	250,264	239,876

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Cash Flow - Consolidated

R$ million
	2nd Quarter			First Half

1Q-2008	2008	2007		2008	2007

6,925	8,783	6,800	Net Income	15,708	10,931
2,846	3,105	6,384	(+) Adjustments	5,951	9,948

2,532	2,629	2,655	Depreciation & Amortization	5,161	5,066
714	(1,890)	(548)	Charges on Financing and Connected Companies	(1,176)	(1,224)
48	630	432	Minority interest	678	908
(12)	143	103	Result of Equity Income	131	187
485	3,243	2,129	Foreign Exchange on Fixed Assets	3,728	3,880
737	321	(617)	Deferred Income Tax and Social Contribution	1,058	(511)
(1,796)	(3,085)	(1,900)	Inventory Variation	(4,881)	(1,024)
822	1,926	2,169	Supplier Variation	2,748	274
330	366	524	Pension and Health Plan Variation	696	1,072
(1,014)	(1,178)	1,437	Adjustments	(2,192)	1,320
9,771	11,888	13,184	(=) Cash Generated by Operating Activities	21,659	20,879
(10,070)	(10,969)	(10,236)	(-) Cash used for Cap.Expend.	(21,039)	(18,389)

(5,341)	(5,412)	(5,022)	Investment in E&P	(10,753)	(9,386)
(2,380)	(2,255)	(2,419)	Investment in Supply	(4,635)	(3,521)
(1,436)	(1,481)	(1,717)	Investment in Gas and Energy	(2,917)	(2,421)
(82)	(797)	(53)	Investiments in Distribution	(879)	(159)
(1,197)	(1,155)	(1,316)	Investment in International Segment	(2,352)	(2,842)
514	206	364	Marketable Securities	720	164
37	216	65	Dividends	253	150
(185)	(291)	(138)	Other investments	(476)	(374)

(299)	919	2,948	(=) Free cash flow	620	2,490
(1,212)	(1,433)	(5,557)	(-) Cash used in Financing Activities	(2,645)	(12,465)
2,862	678	(3,958)	Financing	3,540	(4,993)
(4,074)	(2,111)	(1,599)	Dividends	(6,185)	(7,472)
(1,511)	(514)	(2,609)	(=) Cash generated in the period	(2,025)	(9,975)

13,071	11,560	20,463	Cash at the Beginning of Period	13,071	27,829
11,560	11,046	17,854	Cash at the End of Period	11,046	17,854

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Value Added – Consolidated

	R$ million
	First Half
	2008	2007
Description
Sales of Products and Services and Non-Operating Revenues*	127,481	104,917
Raw Materials Used	(16,187)	(12,367)
Products for Resale	(27,119)	(16,933)
Materials, Energy, Services & Other	(9,418)	(12,568)

Added Value Generated	74,757	63,049

Depreciation & Amortization	(5,161)	(5,066)
Participation in Equity Income, Goodwill & Negative Goodwill	(131)	(187)
Financial Result	1,086	1,147
Rent and Royalties	300	251

Total Distributable Added Value	70,851	59,194

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	5,501	6,365

	5,501	6,365

Government Entities
Taxes, Fees and Contributions	30,265	27,088
Government Take	11,350	7,107

	41,615	34,195

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	3,288	3,154
Rent and Freight Expenses	4,061	3,640

	7,349	6,794

Shareholders
Minority Interest	678	908
Dividends/Interest on Own Capital	-	2,194
Retained Earnings	15,708	8,738

	16,386	11,840

Distributed Added Value	70,851	59,194

* Net of Provisions for Doubtful Debts.

Consolidated Result by Business Area - 1H-2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Net Operating Revenues	54,807	82,212	7,190	25,972	9,665	-	(78,384)	101,462

Intersegments	54,030	22,039	912	441	962	-	(78,384)	-
Third Parties	777	60,173	6,278	25,531	8,703	-	-	101,462
Cost of Goods Sold	(20,529)	(81,080)	(6,093)	(23,717)	(7,675)	-	76,123	(62,971)

Gross Profit	34,278	1,132	1,097	2,255	1,990	-	(2,261)	38,491
Operating Expenses	(2,058)	(2,612)	(1,147)	(1,309)	(1,197)	(3,450)	128	(11,645)
Sales, General & Administrative	(325)	(2,235)	(487)	(1,302)	(733)	(1,531)	125	(6,488)
Taxes	(34)	(41)	(15)	(14)	(66)	(105)	-	(275)
Exploratory Costs	(1,059)	-	-	-	(220)	-	-	(1,279)
Research & Development	(390)	(151)	(53)	(7)	(2)	(187)	-	(790)
Health and Pension Plans	-	-	-	-	-	(712)	-	(712)
Other	(250)	(185)	(592)	14	(176)	(915)	3	(2,101)

Operating Profit (Loss)	32,220	(1,480)	(50)	946	793	(3,450)	(2,133)	26,846
Interest Income (Expenses)	-	-	-	-	-	(2,202)	-	(2,202)
Equity Income	-	52	(16)	8	56	(231)	-	(131)
Non-operating Income (Expenses)	10	389	14	(12)	(6)	6	-	401

Income (Loss) Before Taxes and Minority Interests	32,230	(1,039)	(52)	942	843	(5,877)	(2,133)	24,914
Income Tax & Social Contribution	(10,958)	371	12	(318)	(339)	1,979	725	(8,528)
Minority Interests	(285)	53	(119)	-	(161)	(166)	-	(678)

Net Income (Loss)	20,987	(615)	(159)	624	343	(4,064)	(1,408)	15,708

Consolidated Result by Business Area - 1H-2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Net Operating Revenues	36,087	62,903	4,358	21,081	9,517	-	(53,254)	80,692

Intersegments	33,655	16,884	1,114	384	1,217	-	(53,254)	-
Third Parties	2,432	46,019	3,244	20,697	8,300	-	-	80,692
Cost of Goods Sold	(16,111)	(53,768)	(3,967)	(19,083)	(7,750)	-	52,498	(48,181)

Gross Profit	19,976	9,135	391	1,998	1,767	-	(756)	32,511
Operating Expenses	(1,896)	(2,516)	(879)	(1,369)	(1,421)	(4,327)	78	(12,330)
Sales, General & Administrative	(351)	(1,905)	(456)	(1,161)	(731)	(1,376)	79	(5,901)
Taxes	(15)	(73)	(46)	(91)	(68)	(329)	-	(622)
Exploratory Costs	(451)	-	-	-	(595)	-	-	(1,046)
Research & Development	(406)	(149)	(85)	(6)	(2)	(162)	-	(810)
Health and Pension Plan	-	-	-	-	-	(905)	-	(905)
Others	(673)	(389)	(292)	(111)	(25)	(1,555)	(1)	(3,046)

Operating Profit (Loss)	18,080	6,619	(488)	629	346	(4,327)	(678)	20,181
Interest Income (Expenses)	-	-	-	-	-	(2,070)	-	(2,070)
Equity Income	-	81	23	(8)	43	(326)	-	(187)
Non-operating Income (Expense)	(25)	(5)	3	(5)	89	(6)	-	51

Income (Loss) Before Taxes and Minority Interests	18,055	6,695	(462)	616	478	(6,729)	(678)	17,975
Income Tax & Social Contribution	(6,139)	(2,249)	165	(212)	(248)	2,316	231	(6,136)
Minority Interests	(417)	(37)	(234)	-	(256)	36	-	(908)

Net Income (Loss)	11,499	4,409	(531)	404	(26)	(4,377)	(447)	10,931

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

EBITDA(1) Consolidated Statement by Business Area - 1H-2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Operating Profit (Loss)	32,220	(1,480)	(50)	946	793	(3,450)	(2,133)	26,846
Depreciation & Amortization	2,866	1,057	406	181	570	81	-	5,161

EBITDA (1)	35,086	(423)	(356)	1,127	1,363	(3,369)	(2,133)	32,007

(1) Operating income before the financial results and equity income excluding depreciation /amortization.

Statement of Other Operating Income (Expenses) - 1H-2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Institutional relations and cultural projects	(37)	(30)	(3)	(25)	-	(459)	-	(554)
Fines and Contractual Charges	-	-	(295)	-	-	-	-	(295)
Losses and Contingencies related to Legal Proceedings	(13)	(26)	(1)	(8)	(129)	(113)	-	(290)

Operating expenses with thermoelectric	-	-	(266)	-	-	-	-	(266)
HSE Expenses	(9)	(39)	(2)	-	-	(124)	-	(174)

Installations and production equipment	(30)	(41)	-	-	-	-	-	(71)

Contractual losses from ship-or-pay transport services	-	-	-	-	(41)	-	-	(41)
Other	(161)	(49)	(25)	47	(6)	(219)	3	(410)

	(250)	(185)	(592)	14	(176)	(915)	3	(2,101)

Statement of Other Operating Revenues (Expenses) - 1H-2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Institutional relations and cultural projects	(36)	(28)	-	(21)	-	(462)	-	(547)
Losses and Contingencies related to Legal Proceedings	(136)	(34)	-	(49)	(2)	(2)	-	(223)

Operating expenses with thermoelectric	-	-	(245)	-	-	-	-	(245)
HSE Expenses	(9)	(49)	(2)	-	-	(139)	-	(199)

Installations and production equipment	(19)	(72)	-	-	-	-	-	(91)

Contractual losses from ship-or-pay transport services	-	-	-	-	(44)	-	-	(44)
Career Evaluation	(48)	(23)	(4)	-	(3)	(45)	-	(123)
Expenses with Renegotiation of Petros Fund Plan	(220)	(129)	(11)	(40)	(8)	(642)	-	(1,050)
Other	(205)	(54)	(30)	(1)	32	(265)	(1)	(524)

	(673)	(389)	(292)	(111)	(25)	(1,555)	(1)	(3,046)

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Consolidated Assets by Business Area - 06.30.2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	97,300	64,343	31,824	10,181	23,892	34,130	(11,406)	250,264

CURRENT ASSETS	6,675	30,211	5,603	5,441	5,579	17,707	(11,211)	60,005

CASH AND CASH EQUIVALENTS	-	-	-	-	-	11,046	-	11,046
OTHER	6,675	30,211	5,603	5,441	5,579	6,661	(11,211)	48,959
NON-CURRENT ASSETS	90,625	34,132	26,221	4,740	18,313	16,423	(195)	190,259

LONG-TERM ASSETS	3,912	1,276	2,119	536	993	13,339	(174)	22,001
PROPERTY, PLANTS AND EQUIPMENT	83,293	28,536	22,963	2,802	12,906	1,793	(21)	152,272
OTHER	3,420	4,320	1,139	1,402	4,414	1,291	-	15,986

Consolidated Assets by Business Area - 03.31.2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	94,007	58,813	30,388	9,970	23,010	34,202	(10,514)	239,876

CURRENT ASSETS	5,698	26,364	5,409	5,223	4,198	17,963	(10,124)	54,731

CASH AND CASH EQUIVALENTS	-	-	-	-	-	11,560	-	11,560
OTHER	5,698	26,364	5,409	5,223	4,198	6,403	(10,124)	43,171
NON-CURRENT ASSETS	88,309	32,449	24,979	4,747	18,812	16,239	(390)	185,145

LONG-TERM ASSETS	4,173	1,138	2,154	506	1,027	13,197	(368)	21,827
PROPERTY, PLANTS AND EQUIPMENT	80,627	26,973	21,755	2,801	13,116	1,733	(22)	146,983
OTHER	3,509	4,338	1,070	1,440	4,669	1,309	-	16,335

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Consolidated Results – International Business Area - 1H-2008

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
ASSETS (06.30.2008)	15,544	6,279	2,357	781	2,591	(3,660)	23,892

Income Statement
Net Operating Revenues	2,402	6,023	885	2,128	3	(1,776)	9,665

Intersegments	1,250	1,225	211	52	-	(1,776)	962
Third Parties	1,152	4,798	674	2,076	3	-	8,703
Operating Profit (Loss)	771	47	170	91	(291)	5	793
Net Income (Loss)	399	35	91	66	(253)	5	343

Consolidated Results – International Business Area

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
ASSETS - (03.31.2008)	15,949	4,835	2,430	713	3,050	(3,967)	23,010

Income Statement - (1H-2007)
Net Operating Revenues	2,402	6,233	1,127	1,780	25	(2,050)	9,517

Intersegments	1,664	1,389	201	13	-	(2,050)	1,217
Third Parties	738	4,844	926	1,767	25	-	8,300
Operating Profit (Loss)	135	206	305	(29)	(282)	11	346
Net Income (Loss)	(95)	161	211	(23)	(291)	11	(26)

PETROBRAS SYSTEM	Appendices

1. Petroleum and Alcohol Accounts – National Treasury

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras, after having submitted all the information required by the National Treasury (STN), is seeking to reconcile the remaining differences between the parties.

The account balance of R$ 801 millions on June 30, 2008 (R$ 799 millions on March 31, 2008) may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes, or through a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to Brazil, measured through the generation of current taxes, duties and social contributions, totaled R$ 28,376 million.

R$ million
	2nd Quarter				First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

4,550	4,883	4,484	9	Economic Contribution - Country Value Added Tax (ICMS)	9,433	8,616	9
1,944	1,422	1,973	(28)	CIDE (1)	3,366	3,826	(12)
3,046	3,214	2,974	8	PASEP/COFINS	6,260	5,723	9
3,888	4,265	3,005	42	Income Tax & Social Contribution	8,153	5,897	38
577	587	658	(11)	Other	1,164	1,314	(11)

14,005	14,371	13,094	10	Subtotal Country	28,376	25,376	12

852	1,037	824	26	Economic Contribution - Foreign	1,889	1,712	10

14,857	15,408	13,918	11	Total	30,265	27,088	12

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE

3. Government Take

R$ million
	2nd Quarter				First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

				Country
2,397	2,847	1,778	60	Royalties	5,244	3,405	54
2,430	3,313	1,647	101	Special Participation	5,743	3,156	82
30	26	28	(7)	Surface Rental Fees	56	61	(8)

4,857	6,186	3,453	79	Subtotal Country	11,043	6,622	67

146	161	186	(13)	Foreign	307	485	(37)

5,003	6,347	3,639	74	Total	11,350	7,107	60

The Brazilian government take increased by 67% year-on-year in the 1H-2008, due to the 44% upturn in the reference price for local oil (R$ 148.88 in the 1H-2008 versus R$ 103.16 in the 1H-2007), reflecting the average Brent price on the international market, and the increase in output, due to the operational start-up of the FPSO-Cidade do RJ (Espadarte), P-52 (Roncador) and P-54 (Roncador) platforms.

In the 2Q-2008, the Brazilian government take moved up 27% over the previous quarter, due to the 9% upturn in the reference price for local oil (R$ 155.28 in the 2Q-2008, versus R$ 142.47 in the 1Q-2008), reflecting the average Brent price on the international market, plus increased output from the recently installed platforms in the Roncador field.

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result
. According to PETROBRAS information as of 06.30.2008	131,110	15,117
. Profit in the sales of products in affiliated inventories	(491)	(491)
. Reversal of profits on inventory in previous years	-	669
. Capitalized interest	(803)	7
. Absorption of negative net worth in affiliated companies *	135	222
. Other eliminations	(243)	184

. According to consolidated information as of 06.30.2008	129,708	15,708

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on December 31, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Performance of Petrobras Shares and ADRs

Nominal Change
	2nd Quarter			First Half

1Q-2008	2008	2007		2008	2007

-14.60%	25.91%	13.61%	Petrobras ON	7.52%	7.87%
-16.30%	24.91%	11.92%	Petrobras PN	4.55%	3.69%
-11.39%	38.73%	21.87%	ADR- Level III - ON	22.93%	17.75%
-11.98%	36.85%	19.40%	ADR- Level III - PN	20.45%	15.01%
-4.57%	6.64%	18.75%	IBOVESPA	1.77%	22.30%
-7.55%	-7.44%	8.53%	DOW JONES	-14.44%	7.59%
-14.07%	0.61%	7.50%	NASDAQ	-13.55%	7.78%

Petrobras’ shares had a book value of R$ 14.94 on June 30, 2008.

6. Foreign Exchange Exposure

Assets	R$ million
	06.30.2008	03.31.2008

Current Assets	6,692	8,334

Cash and Cash Equivalents	2,312	4,049
Other Current Assets	4,380	4,285

Non-current Assets	20,228	18,626

Amounts invested abroad via partner companies, in the international segment, in E&P equipments to be used in Brazil and in commercial activities.	19,271	17,618
Long-term Assets	488	554
Property, plant and equipment	469	454

Total Assets	26,920	26,960

Liabilities	R$ million
	06.30.2008	03.31.2008

Current Liabilities	(6,332)	(4,859)

Short-term Debt	(2,476)	(2,435)
Suppliers	(3,252)	(1,792)
Other Current Liabilities	(604)	(632)
Long-term Liabilities	(12,601)	(14,124)

Long-term Debt	(11,645)	(13,024)
Other Long-term Liabilities	(956)	(1,100)

Total Liabilities	(18,933)	(18,983)

Net Assets (Liabilities) in Reais	7,987	7,977

( + ) Investment Funds - Exchange	14	20
( - ) FINAME Loans - dollar-indexed reais	(272)	(355)

Net Assets (Liabilities) in Reais	7,729	7,642

* The results of investments in Exchange Funds are booked under Financial Revenue.

PETROBRAS	Financial Statements

Income Statement – Parent Company

R$ million
	2nd Quarter			First Half

1Q-2008	2008	2007		2008	2007

44,861	52,961	41,691	Gross Operating Revenues	97,822	79,677
(11,053)	(11,374)	(10,866)	Sales Deductions	(22,427)	(20,984)

33,808	41,587	30,825	Net Operating Revenues	75,395	58,693
(19,655)	(23,704)	(16,180)	Cost of Products Sold	(43,359)	(31,461)

14,153	17,883	14,645	Gross Profit	32,036	27,232
			Operating Expenses
(1,486)	(1,480)	(1,237)	Sales	(2,966)	(2,494)
(1,092)	(1,110)	(1,025)	General & Administrative	(2,202)	(2,064)
(538)	(521)	(236)	Exploratory Cost	(1,059)	(451)
(413)	(370)	(425)	Research & Development	(783)	(805)
(90)	(58)	(185)	Taxes	(148)	(340)
(336)	(337)	(424)	Health and Pension Plans	(673)	(848)
(1,071)	(1,098)	(1,162)	Other	(2,204)	(2,964)

(5,026)	(4,974)	(4,694)		(10,035)	(9,966)

			Net Financial
1,326	1,541	967	Income	2,902	1,953
(934)	(1,445)	(735)	Expenses	(2,379)	(1,323)
(96)	(152)	50	Net Monetary Variation	(248)	(69)
(186)	(2,262)	(1,267)	Net Exchange Variation	(2,448)	(2,121)

110	(2,318)	(985)		(2,173)	(1,560)

(4,916)	(7,292)	(5,679)		(12,208)	(11,526)
798	1,126	507	Paticipation in Equity Income	1,924	559

10,035	11,717	9,473	Operating Income	21,752	16,265
1	337	(33)	Non-operating Income (Expense)	338	(34)
(3,285)	(3,688)	(2,588)	Income Tax / Social Contribution	(6,973)	(5,043)

6,751	8,366	6,852	Net Income	15,117	11,188

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Balance Sheet – Parent Company

Assets	R$ million
	06.30.2008	03.31.2008

Current Assets	59,434	50,464

Cash and Cash Equivalents	17,358	15,088
Accounts Receivable	17,197	12,618
Inventories	17,665	15,354
Dividends Receivable	542	478
Deferred Taxes & Social Contribution	4,596	5,048
Other	2,076	1,878
Non-current Assets	189,837	180,935

Long-term Assets	70,422	67,472

Petroleum & Alcohol Account	801	799
Subsidiaries and affiliated companies	52,767	50,230
Structured Projects	2,077	1,824
Advances to Suppliers	322	377
Marketable Securities	3,336	3,419
Advance for Pension Plan	1,347	1,336
Deferred Taxes and Social Contribution	6,520	6,116
Judicial Deposits	1,458	1,466
Anticipated Expenses	683	723
Other	1,111	1,182

Investments	28,659	27,940
Property, plant and equipment	86,886	81,690
Intangible	3,156	3,079
Deferred	714	754

Total Assets	249,271	231,399

Liabilities	R$ million
	06.30.2008	03.31.2008

Current Liabilities	80,938	71,668

Short-term Debt	2,845	757
Suppliers	47,865	43,073
Taxes & Social Contribution Payable	9,756	8,561
Dividends / Interest on Own Capital	-	2,091
Structured Projects	522	472
Health and Pension Plan	816	816
Clients Anticipation	199	163
Receivable Cash Flow	14,699	11,134
Other	4,236	4,601
Long-term Liabilities	36,773	36,710

Long-term Debt	5,920	6,024
Subsidiaries and affiliated companies	1,372	1,676
Pension plan	4,227	4,169
Health Care Benefits	9,074	8,819
Deferred Taxes & Social Contribution	9,652	9,464
Provision for abandonment	5,972	5,919
Other	556	639
Deferred Income	451	258
Shareholders' Equity	131,109	122,763

Capital	78,967	52,644
Capital Reserves	37,025	63,368
Net Income	15,117	6,751

Total liabilities	249,271	231,399

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Cash Flow – Parent Company

R$ million
	2nd Quarter			First Half

1Q-2008	2008	2007		2008	2007

6,751	8,366	6,852	Net Income	15,117	11,188
5,367	4,470	7,672	(+) Adjustments	9,837	11,056

1,541	1,609	1,482	Depreciation & Amortization	3,150	2,742
(2)	(1)	(4)	Oil and Alcohol Accounts	(3)	(7)
6,159	4,273	4,458	Oil and Oil Products Supply - Foreign	10,432	4,617
(179)	3,986	650	Charges on Financing and Affiliated Companies	3,807	1,434
(2,152)	(5,397)	1,086	Other Adjustments	(7,549)	2,270
12,118	12,836	14,524	(=) Cash Generated by Operating Activities	24,954	22,244
(7,262)	(6,971)	(5,689)	(-) Cash used for Cap.Expend.	(14,233)	(10,323)

(3,929)	(4,179)	(3,472)	Investment in E&P	(8,108)	(6,584)
(2,285)	(1,490)	(2,037)	Investment in Supply	(3,775)	(3,051)
(703)	(694)	(532)	Investment in Gas and Energy	(1,397)	(830)
(13)	(3)	(8)	Investments in International Area	(16)	(8)
-	(706)	-	Investment in Distribution	(706)	-
(355)	(250)	(135)	Structured Projects - Net of Advance	(605)	(229)
208	452	717	Dividends	660	753
-	105	-	Marketable Securities	105	-
(185)	(206)	(222)	Other Investments	(391)	(374)

4,856	5,865	8,835	(=) Free Cash Flow	10,721	11,921
2,384	(3,595)	(10,587)	(-) Cash used in Financing Activities	(1,211)	(20,633)
7,240	2,270	(1,752)	(=) Cash Generated in the Period	9,510	(8,712)

7,848	15,088	13,139	Cash at the Beginning of Period	7,848	20,099
15,088	17,358	11,387	Cash at the End of Period	17,358	11,387

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Value Added - Parent Company

	R$ million
	First Half
	2008	2007
Description
Sale of products and services and non operating income*	98,355	80,322
Raw Materials Used	(10,487)	(6,547)
Products for Resale	(11,678)	(4,870)
Materials, Energy, Services & Others	(7,179)	(10,703)

Added Value Generated	69,011	58,202

Depreciation & Amortization	(3,150)	(2,742)
Participation in subsidiaries, goodwill & discount amortization	2,265	559
Financial Income	2,230	1,132
Rent and royalties	238	196

Total Distributable Added Value	70,594	57,347

Distribution of Added Value

Personnel
Salaries, Benefits and Charges	4,144	5,166

	4,144	5,166

Government Entities
Taxes, Fees and Contributions	30,439	27,195
Government Participation	11,043	6,622

	41,482	33,817

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variations	4,402	2,628
Rent and Freight Expenses	5,449	4,549

	9,851	7,177

Shareholders
Dividends / interest on own capital	-	2,193
Net Income	15,117	8,994

	15,117	11,187

Value Added distributed	70,594	57,347

* Net of Provisions for Doubtful Debts.

PETROBRAS

http://www.petrobras.com.br/ri/english

Contacts:

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ - Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.